TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Maroussi
Greece
Telephone: +(30) 210-8128180

November 1, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	TOP Ships Inc. Registration Statement on Form F-3 (File No. 333-234281)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on October 21, 2019 be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on Monday, November 4, 2019, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

TOP SHIPS INC.

By:	/s/ Evangelos J. Pistiolis
Name: Evangelos J. Pistiolis
Title: Chief Executive Officer